UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 14, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI ANNOUNCES CHANGE IN COMPANY
SECRETARY

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
14 August 2012

ANGLOGOLD ASHANTI ANNOUNCES CHANGE IN COMPANY SECRETARY

With effect from 1 September 2012, Maria Esperanza Sanz Perez, Group General Counsel, will also assume the role of Company Secretary of AngloGold Ashanti Limited. This follows the impending retirement of Lynda Eatwell. The Board would like to thank Ms Eatwell for her years of dedicated service and wish her well in retirement.

Ms Sanz Perez will now hold the title of “Group General Counsel and Company Secretary”.

SPONSOR: UBS South Africa (Pty) Limited

ENDS
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite (Media)
+27 (0) 11 637 6388
/
+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 (212) 858 7701
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Sabrina Brockman (Investors)
+1 (212) 858 7702
/
+1 646 379 2555
sbrockman@anglogoldashantiNA.com
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements or forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold
Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on
Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 14, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary